Filed by General Motors Corporation
Subject Company – General Motors Corporation
and Hughes Electronics Corporation
and EchoStar Communications Corporation
Pursuant to Rule 425 under the Securities Act of 1933
and Deemed Filed Pursuant to Rule 14a-12
under the Securities Exchange Act of 1934
Commission file No.: 333-84472

10th Annual Deutsche Bank Media Conference Eddy Hartenstein Chairman & Chief Executive Officer, DIRECTV June 4, 2002

•	Thank you [Karim] for the introduction and thanks everyone for joining us here today.

•	I’ll begin today’s presentation with a brief update on our announced merger with EchoStar as well as an overview of all of the HUGHES businesses. After that, we’ll take a closer look at DIRECTV in the United States, which is our key value driver.

(SLIDE)

In connection with the proposed transactions, on March 18, 2002, General Motors Corporation ("GM"), HEC Holdings, Inc. ("Hughes Holdings") and EchoStar Communications Corporation ("EchoStar") filed preliminary materials with the Securities and Exchange Commission ("SEC"), including a Registration Statement of Hughes Holdings on Form S-4 that contains a consent solicitation statement/information statement/prospectus. These materials are not yet final and will be amended. Holders of GM $1-2/3 and GM Class H common stock are urged to read the definitive versions of these materials, as well as any other relevant documents filed or that will be filed with the SEC, as they become available, because these documents contain or will contain important information. The preliminary materials filed on March 18, 2002, the definitive versions of these materials and other relevant materials (when they become available), and any other documents filed by GM, Hughes Electronics Corporation ("Hughes"), Hughes Holdings or EchoStar with the SEC may be obtained for free at the SEC's website, www.sec.gov, and GM stockholders will receive information at an appropriate time on how to obtain transaction- related documents for free from GM. GM and its directors and executive officers, Hughes and certain of its officers, and EchoStar and certain of its executive officers may be deemed to be participants in GM's solicitation of consents from the holders of GM $1- 2/3 common stock and GM Class H common stock in connection with the proposed transactions. Information regarding the participants and their interests in the solicitation was filed pursuant to Rule 425 with the SEC by EchoStar on November 1, 2001 and by each of GM and Hughes on November 16, 2001. Investors may obtain additional information regarding the interests of the participants by reading the preliminary consent solicitation statement/information statement/prospectus filed with the SEC on March 18, 2002 and the definitive consent solicitation statement/information statement/prospectus when it becomes available. This communication shall not constitute an offer to sell or the solicitation of an offer to buy, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. No offering of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act of 1933, as amended. SEC Guidelines

•	As is customary, I’m obligated to present the SEC Guidelines and Safe Harbor language.

•	[Pause for a few seconds]

(SLIDE)

Materials included in this document contain "forward-looking statements" within the meaning of the Private Securities Litigation Reform Act of 1995. Such forward-looking statements involve known and unknown risks, uncertainties and other factors that could cause our actual results to be materially different from historical results or from any future results expressed or implied by such forward-looking statements. The factors that could cause actual results of GM, EchoStar, Hughes, or a combined EchoStar and Hughes, to differ materially, many of which are beyond the control of EchoStar, Hughes, Hughes Holdings or GM include, but are not limited to, the following: (1) the businesses of EchoStar and Hughes may not be integrated successfully or such integration may be more difficult, time-consuming or costly than expected; (2) expected benefits and synergies from the combination may not be realized within the expected time frame or at all; (3) revenues following the transaction may be lower than expected; (4) operating costs, customer loss and business disruption including, without limitation, difficulties in maintaining relationships with employees, customers, clients or suppliers, may be greater than expected following the transaction; (5) generating the incremental growth in the subscriber base of the combined company may be more costly or difficult than expected; (6) the regulatory approvals required for the transaction may not be obtained on the terms expected or on the anticipated schedule; (7) the effects of legislative and regulatory changes; (8) an inability to obtain certain retransmission consents; (9) an inability to retain necessary authorizations from the FCC; (10) an increase in competition from cable as a result of digital cable or otherwise, direct broadcast satellite, other satellite system operators, and other providers of subscription television services; (11) the introduction of new technologies and competitors into the subscription television business; (12) changes in labor, programming, equipment and capital costs; (13) future acquisitions, strategic partnership and divestitures; (14) general business and economic conditions; and (15) other risks described from time to time in periodic reports filed by EchoStar, Hughes or GM with the Securities and Exchange Commission. You are urged to consider statements that include the words "may," "will," "would," "could," "should," "believes," "estimates," "projects," "potential," "expects," "plans," "anticipates," "intends," "continues," "forecast," "designed," "goal," or the negative of those words or other comparable words to be uncertain and forward-looking. This cautionary statement applies to all forward-looking statements included in this document. SEC Guidelines - Cont'd

•	[Pause for a few seconds]

•	OK, let’s first take a quick look at where we stand with our merger with EchoStar.

(SLIDE)

HUGHES - EchoStar Merger Timeline Nov. 2001 Dec. 2001 Feb. 2002 March 2002 June-July 2002 Sept.-Oct. 2002 DOJ FCC SEC IRS Response to Additional Info Request S-4 Filing Initial Filing Second Request Initial Filing Public Comments Filed Additional Info. Request HUGHES Response to Public Comments Ruling Request Filed Completed Receipt of DOJ Clearance Receipt of FCC Clearance Shareholder Vote S-4 Declared Effective Receipt of Ruling End of 2nd Public Comment Period 15243CFIR_LehmanPrez_04

•	When we announced the merger in late October of last year, we indicated that we wouldn’t be surprised if the whole process ended up taking about 9-12 months to complete. At this point, we still believe that the merger will close within that time, however, it is now looking like it may take closer to a year to complete—or in the October timeframe.

•	The regulatory process is now starting to pick up steam as both HUGHES and EchoStar are meeting regularly with the FCC and DOJ to answer all of their questions.

•	Other expected upcoming milestones include receipt of the IRS’s ruling on the tax-free status of the merger followed by the SEC declaration that the S-4 is effective, the GM and GMH shareholder votes and regulatory approvals.

•	There is no doubt in my mind that this merger results in tremendous benefits for both our customers and shareholders, and provides the best opportunity to bring a more compelling suite of services to the marketplace to compete with incumbent cable companies.

•	Importantly, we remain extremely confident that we’ll receive the necessary regulatory approvals to complete the transaction.

•	Now let’s take a look at HUGHES.

(SLIDE)

DIRECWAY - Consumer/Enterprise DIRECTV Receiver Equipment United States Latin America DIRECTV Broadband Transponder Leasing 2001 Revenues ~ $0.9B HUGHES Overview 2001 Revenues ~ $8.3B 2001 Revenues ~ $6.3B 2001 Revenues ~ $1.3B 15243CFIR_LehmanPrez_05

•	The HUGHES family of businesses is comprised of three main segments.

•	Our DIRECTV businesses in the United States and Latin America generated about $6.3 billion in revenues in 2001 and ended the year with nearly 12 million subscribers throughout the Americas. With 10.6 million subscribers in the U.S., DIRECTV is the third largest multi-channel provider and continues to enjoy the industry’s highest video ARPU or average revenue per subscriber, which was over $58 per month last year.

•	Hughes Network Systems—or HNS—had revenue of about $1.3 billion in 2001 and is the world’s leading provider of satellite-based broadband services to both businesses and consumers. Today, HNS provides high-speed internet access to over 110 thousand consumers and serves businesses with an installed base of more than 400 thousand terminals around the globe in 85 countries. HNS is also one of the leading suppliers of set-top boxes for DIRECTV.

•	And finally, there’s PanAmSat, which is 81 percent-owned by HUGHES and operates one of the world’s largest satellite networks consisting of 21 in-orbit spacecraft. PanAmSat reported 2001 revenues of nearly $900 million and currently has a backlog of $5.7 billion.

•	During the course of the last year or so we’ve made great strides in improving all of these assets. I’d like to recap what we’ve accomplished in our businesses as well as highlight the objectives designed to help keep our momentum going.

(SLIDE)

Arranged Financing to Fund HUGHES Through Expected Close of Merger with EchoStar Implemented Aggressive Company-wide Cost Reduction Initiatives Placed New Senior Management into 3 Out of 4 Key Businesses Created a Culture Focused on Meeting or Exceeding Commitments Complete EchoStar Merger Keep Everyone Focused on Improving Operational Performance Attain Operational Free Cash Flow Break-even in 2003 Accomplishments/Objectives - Corporate 15243CFIR_LehmanPrez_05

•	At the corporate level, we have put in place financing that will fund our requirements through the expected completion of the merger with EchoStar.

•	We also implemented aggressive cost-cutting measures that included a workforce reduction, impacting all of our operating companies and the corporate staff. In total, almost 10 percent of our U.S. workforce—totaling 750 jobs— were eliminated, translating into approximately $110 million in annual savings.

•	To help foster new ideas, changes in leadership were made at the highest levels of the company and we replaced senior management at 3 of our 4 key businesses.

•	And importantly, underlying these management changes, we have created a culture at HUGHES that places the highest priority on meeting or exceeding our commitments. This is best demonstrated by the fact that we have attained all of our key financial commitments and guidance for three consecutive quarters.

•	Looking ahead, highest on our “still-to-do” list is to complete the merger with EchoStar, and at the same time, keep everyone within the HUGHES family sharply focused on continuing to improve the performance of our businesses.

•	And, if we are able to keep everyone focused, I believe we will be able to successfully achieve our target for the company to be operational free cash flow break-even in 2003.

(SLIDE)

Accomplishments/Objectives Reduced Customer Churn By 20% Reduced SAC by 10% and Workforce by 20% Reinvigorated Subscriber Growth Continue to Increase Financial Returns on New Subscribers Increase Average Monthly Subscriber Revenue Rationalize/Validate the DSL Broadband Business (1) (1) Excludes customer service employees 15243CFIR_LehmanPrez_09 - United States

•	Now let’s take a look at the accomplishments and objectives of our businesses, starting with DIRECTV in the U.S.

>	Customer churn is among the most important variables affecting the long-term valuation of the business—so I’m quite pleased to see this metric trending in the right direction. Churn in the first quarter this year came in at 1.6 percent per month, which is a 20 percent improvement over churn rates we had in the middle of last year.

>	DIRECTV has also significantly improved its cost structure. In addition to reducing labor costs by approximately 20 percent, we’ve taken steps to reduce subscriber acquisition costs—or SAC. Our estimated SAC for 2002 is $525 per gross subscriber addition, which is about 10 percent below the highest levels of last year.

>	And importantly, we’ve been able to re-ignite subscriber growth, significantly exceeding consensus estimates in each of the last three quarters.

>	Looking ahead, DIRECTV will be highly focused on continuing to improve the financial returns on every subscriber we attain—which includes strategies to increase our average revenue per customer—or ARPU.

>	And another top priority is to make sure that the investment we’re making in our DSL business squares with the market opportunity. We don’t quite have the final answer yet, but I can assure you that we will not continue incurring losses without a commensurate return.

(SLIDE)

Accomplishments/Objectives Reduced Churn in Each Quarter of 2001 Eliminated ~1,000 Jobs Resulting in $40M in Annualized Savings; Identified an Additional $60M in Other Savings Mitigate Impact From Currency Devaluations Attain EBITDA Break-even in 2003 Evaluate Potential Strategic Transactions to Improve Economic Model - Latin America 15243CFIR_LehmanPrez_11

•	In Latin America, where DIRECTV is the largest multi-channel provider in the region serving over 1.6 million subscribers, we continue to make good progress in improving our churn rates. In fact, churn improved sequentially in each quarter of 2001 and is expected to be about 2.5 percent per month in 2002.

•	We’ve also done a good job in rationalizing our cost structure as evidenced by the elimination of about 1,000 jobs region-wide resulting in annualized savings of about $40 million. We have also identified other aspects of DIRECTV Latin America’s cost structure in areas including programming costs and other general and administrative expenses that will produce additional savings of $60 million—for a total annualized savings of about $100 million.

•	However, we still have a lot of work to do to make this a profitable business.

>	While we certainly don’t have much control over the economic crisis and currency devaluation in Argentina, we must continue to take steps to mitigate its impact on the business. Wherever possible, we are implementing price increases and renegotiating contracts with our programmers and vendors.

>	We are also very focused on EBITDA break-even, which we are now targeting for next year.

>	And as always, we’re keeping an open mind to strategic transactions to improve the business.

(SLIDE)

Accomplishments/Objectives Increased Market Share in Core Enterprise Satellite Broadband Business Ramped Production of DIRECTV Set-top Boxes to Help Meet Strong Demand Attain EBITDA Break-even in the Satellite Broadband Segment Rationalize/Validate the DIRECWAY Broadband Consumer Business Model Complete Development and Launch SPACEWAY 15243CFIR_LehmanPrez_13

•	2001 was a very good year for HNS’ core satellite-based enterprise business as we continue to win a vast majority of the key competitions.

•	HNS is helping DIRECTV meet the strong demand for its service by ramping-up production of DIRECTV set-top receivers. Last year, HNS shipped nearly 2 million boxes and is on track to ship even more this year.

•	Looking forward, HNS is targeting 2002 revenue growth of 20 to 25 percent in its satellite broadband business. Importantly, this unit is expected to reach EBITDA break-even this year because the investment in the DIRECWAY consumer business is offset by the double-digit EBITDA margins earned in the enterprise business.

•	Similar to our DSL service, we’re also re-evaluating our DIRECWAY consumer broadband business model. As I have said in the past, the merger with EchoStar provides us with the best opportunity to offer a competitive and profitable broadband service for consumers. Without the merger, it appears as if it will be difficult to get the economies of scale necessary to make money in this consumer business.

•	And finally, HNS is keenly focused on completing the development of SPACEWAY and launching the business in early 2004.

(SLIDE)

Accomplishments/Objectives Successfully Raised $2B to Refinance Debt and Provide Additional Financial Capacity Streamlined Entire Cost Structure; Reduced Operating Costs by $80M per Year Attained EBITDA Margin of 73% in 1Q 2002 Renew Revenue Growth Increase satellite utilization rates Penetrate into new markets such as Mexico, Brazil and India 15243CFIR_LehmanPrez_15

•	Now let’s move on to PanAmSat.

•	Earlier this year, PanAmSat successfully raised more than $2 billion in new bank debt and long-term notes. The bulk of the proceeds went to repay the $1.725 billion intercompany loan to HUGHES, with the remainder providing PanAmSat with additional financial flexiblity.

•	In addition to improving its capital structure, PanAmSat has undertaken a series of initiatives designed to strengthen its operational performance by streamlining its cost structure, and re-focusing on its core businesses and key customers. This new strategy has already reduced annualized operating costs by about $80 million and led to first quarter 2002 EBITDA margins of 73 percent.

•	Key to PanAmSat’s future will be their ability to renew top-line revenue growth, which we believe will come from both increasing transponder utilization rates on existing satellite capacity in our core markets, as well as penetrating into new markets such as Mexico, Brazil and India.

•	At this point in the presentation, I’d like to spend a bit more time looking at our DIRECTV U.S. business.

(SLIDE)

2000 2001 2002 9.1M 10.2M* ~11.4M DIRECTV U.S. - A Profitable Growth Strategy Increasing the Financial Returns on Every New Subscriber Increase Margins Lower Churn Reduce SAC Value Drivers Growing Our Subscriber Base While . . . . . . . . . . . 15243CFIR_LehmanPrez_16 * Includes .1M Pegasus subscriber adjustment as reported in the Pegasus 10-K

•	Since changing the course of the DIRECTV business in the middle of last year, we’ve essentially pursued a two-pronged strategy of continuing to grow our customer base but doing so with a much sharper emphasis on financial returns.

•	Let’s first look at the subscriber growth side of the strategy.

(SLIDE)

'99 '00 '01 '02 First Quarter '99 '00 '01 Second Quarter '99 '00 '01 '99 '00 '01 Third Quarter Fourth Quarter DIRECTV Gross Subscriber Adds (In Thousands, Excluding NRTC Territories) 370 590 650 760 Continued Strong Demand 390 660 610 440 770 840 650 800 810 15243CFIR_LehmanPrez_17

•	Put simply, demand for the DIRECTV service has never been stronger.

•	In each of the last three quarters beginning with the third quarter of last year, we have achieved record gross additions for DIRECTV owned and operated subscribers. By ‘owned and operated’ subscribers, I mean total subscribers excluding those residing in NRTC territories.

•	Let’s take a look at some of the factors that are driving our record setting pace.

(SLIDE)

Subscriber Growth Drivers Providing All Local Channels in 43 Top Markets All 43 Markets Receive Local Programming From One Small Dish Improved Local Channel Offering Total Choice Plus Has 130 All Digital Channels Plus Locals for $39.99 Exceptional Value Proposition vs. Typical Cable Package New Programming Packages 15243CFIR_LehmanPrez_18 1 Box and Free Installation for $49 or Less 2 Boxes and Free Installation for $99 or Less Additional Consumer Promotions Layered On Simplified Retail Offer

•	We see three main drivers behind this growth. First, we now offer all local channels in a digital format from one small dish in 43 top markets.

>	Clearly, DIRECTV’s greatest growth is coming in its largest local channel markets such as New York, Los Angeles, Chicago, Miami and San Francisco.

>	Because of the importance of having local channels to compete with cable, we’re expanding our local channel coverage. Our recently launched satellites allow us to provide local channels to more markets. So by the end of this year, DIRECTV will be broadcasting all local channels in 51 markets.

•	Next, we’re also finding that our new simplified retail offer is resonating well with consumers. We now have a standard 365-days-a-year offer whereby a customer can have one box installed for $49 or less and two boxes installed for $99 or less. In addition, many retailers are taking advantage of the opportunity to further increase their sales by discounting these prices even more.

>	To keep the offer fresh, we’ll also layer-on additional benefits such as the current offer of 3 free months of STARZ! Super Pack for those who sign-up for an annual commitment.

•	And finally, another important factor is our new simplified programming packages, the most popular of which is TOTAL CHOICE PLUS. Offered in all 43 of our local channel markets, this package includes more than 130 channels, including all local channels in each market.

>	At $39.99, this package is a tremendous value, especially when compared to similar analog or digital cable packages.

(SLIDE)

2000 2001 2002 9.1M 10.2M* ~11.4M DIRECTV U.S. - A Profitable Growth Strategy Increasing the Financial Returns on Every New Subscriber Increase Margins Lower Churn Reduce SAC Value Drivers Growing Our Subscriber Base While . . . . . . . . . . . 15243CFIR_LehmanPrez_21 * Includes .1M Pegasus subscriber adjustment as reported in the Pegasus 10-K

•	Although we’re quite pleased with the renewed subscriber growth, its important to note that our primary focus is on profitability and to increase the financial returns on every new customer.

•	During the latter part of last year, the DIRECTV U.S. management team implemented a series of operational strategies that were designed to lower subscriber acquisition costs, increase subscriber retention rates and improve operating margins.

•	Let’s take a look at these in more detail.

(SLIDE)

Q2'01 Q3'01 Q4'01 Q1'02 Reducing Subscriber Acquisition Costs (SAC) Eliminated Manufacturing Subsidies Aggressively Attacking Piracy and Non-Activations Conditional access card swap Certificate programs Legal action New Dealer Agreements Providing More Value DIRECTV SAC Trend $575 $555 $560 $520 15243CFIR_LehmanPrez_22

•	We are highly focused on improving DIRECTV’s cost structure, especially SAC expenses. For example, we expect to reduce SAC significantly in 2002, bringing it down from a high of $575 last year to about $525 this year.

•	One way we’re cutting SAC is by eliminating subsidies to box manufacturers.

•	We’re also escalating our efforts to combat signal piracy and non-activated boxes.

>	A key initiative is a new certificate program which is designed to reduce the number of set-top boxes purchased by hackers from retailers with unassisted sales floors. WalMart stores, for example, are no longer stocking an inventory of DIRECTV boxes. Instead, interested customers at WalMart “purchase” a certificate for a DIRECTV system, and then call DIRECTV to activate service and schedule an installation through our Home Services Network.

>	We also recently initiated a new conditional access card swap-out which will replace the older access cards with greatly advanced fourth generation cards.

>	And, of course, we’ve stepped-up our legal attack against signal thieves and we’re aggressively prosecuting these criminals.

•	It’s also important to note that even with today’s lower SAC, we’re able to provide more benefits to the consumer. An example of this is how we now offer consumers a free installation year-round, whereas in the past, even with a higher SAC, we were only able to offer this promotion occasionally. Clearly, DIRECTV is getting more bang-for-the-buck from its investment in acquiring customers.

(SLIDE)

Q1'01 Q2'01 Q3'01 Q4'01 Q1'02 Reducing Churn Acquiring Loyal, Long- Term Customers 90% of new customers taking 12-month commitments Retail incentive plans focused on activating customers Significant Improvements in Customer Service Improved Local Channel Offerings DIRECTV Monthly Churn 1.8% 2.0% 1.9% 1.7% 1.6% 15243CFIR_LehmanPrez_23

•	One of our most important metrics is churn. Over the last several quarters, churn has averaged about 1.8 percent per month, which by the way, is significantly lower than cable’s average analog churn rate of about 2.5 percent and their much higher churn on digital services. However, with some new initiatives, we believe we can drive churn even lower than the 1.6 percent churn we ran in the first quarter.

>	Beginning late last year, we began providing more attractive offers to customers who commit to 12 months of service. The most recent data shows that over 90 percent of all of our new subscribers are making the 12-month commitment.

>	And we also implemented more stringent credit screening practices which, for example, may include identification with a social security number and on-going payments with a credit card.

•	We are also reducing churn by investing to improve every aspect of the DIRECTV customer experience. Today, I’m happy to report that we’re meeting all of our key customer service and installation metrics. Further evidence of our success came a few weeks ago when the American Customer Satisfaction Index ranked DIRECTV number one in terms of customer satisfaction in the communications industry.

•	And we’re also seeing evidence that churn rates are significantly lower in the markets where local channels are available. In fact, during the first quarter of this year, churn in markets where local channels are available was roughly 25 percent lower than churn in markets without local service.

•	Clearly, the importance of local channels is huge and this type of data only reinforces the importance of our merger with Echostar!

(SLIDE)

Sales and Marketing Reductions in SAC, Churn and Piracy Improve Operating Margins G & A Constantly Attacking Cost Structure Zero-based budgeting Continue Reducing Bad-Debt 2001 Costs ~ $5.4B Customer Related Efficiencies Gained Through Higher- Quality Service New Higher-Margin Programming Packages Leverage Subscriber Base for Favorable Terms New Customer Relationship Management System Programming

•	Finally, let’s take a quick look at some of the things we’re doing to lower costs and improve margins. DIRECTV’s cost structure can be grouped into the four major categories shown on this slide.

•	Programming costs represent the biggest chunk of our cost structure. Over the past several years, we’ve been able to hold our programming costs to about 40 percent of revenue, despite adding dozens of new channels and absorbing the annual increases in programming costs. However, there’s room for improvement.

>	For example, at the beginning of the year we introduced new programming packages that we believe will lead to higher margins while also improving the value for our customers.

>	We are also using our large subscriber base as leverage to aggressively negotiate with programmers when contracts come up for renewal.

>	Finally, we have a new customer relationship management system. This system gives better insight into the buying behavior of our subscribers, allowing us to improve our targeting efforts and the effectiveness of our sales practices in a way that maximizes margins.

(Continued)

Sales and Marketing Reductions in SAC, Churn and Piracy Improve Operating Margins G & A Constantly Attacking Cost Structure Zero-based budgeting Continue Reducing Bad-Debt 2001 Costs ~ $5.4B Customer Related Efficiencies Gained Through Higher- Quality Service New Higher-Margin Programming Packages Leverage Subscriber Base for Favorable Terms New Customer Relationship Management System Programming

(Improving Operating Margins, Cont’d)

•	Moving to our G&A costs, in addition to the significant headcount reductions that I spoke about earlier, we also initiated another ‘Zero-based’ budgeting exercise where we took our already reduced G&A costs and chopped-out yet another layer of costs. This will be an on-going process.

>	And we’re also seeing improvements in bad debt expense as a result of better customer screening on the front end and improved collection practices on the back end.

•	We already talked about how we’re lowering our sales and marketing costs by reducing our SAC, churn and piracy, so the final piece of the cost pie is our customer-related expenses.

•	Here, as I mentioned earlier, we have actually increased our investment to insure a higher-quality customer experience. Although we can’t claim cost-savings in this category today, we can claim happier, more-committed customers and we fully expect to begin reaping benefits from the improved efficiencies gained in this area.

(SLIDE)

Q2'01 Q3'01 Q4'01 Increasing Subscriber IRRs(2) Q1'02 2000 2001 2002E Accelerating EBITDA DIRECTV U.S. - New Strategies Result In Improved Financial Returns $151M $208M(1) ~$525M 40% 41% 44% (1) Excludes one-time severance charge of $48M (2) Assumptions Q2'01/Q3'01/Q4'01/Q1'02: SAC $575/$555/$560/$520; Monthly Churn: 2.0%/1.9%/1.7%/1.6% ARPU: $58.00/$57.30/$61.35/$56.70, PMCF Margin: 41%/40%/38%/39% 46%

•	All of these new strategies are having a rapid and meaningful impact on DIRECTV’s financial returns.

•	As you can see on this slide, DIRECTV EBITDA is expected to more than double in 2002.

•	And the returns on each incremental subscriber we add to the platform have already shown steady improvement over the course of the last several quarters as evidenced by a 15 percent increase in subscriber IRR to about 46 percent in the first quarter of this year.

•	And with the strategies in place that I described, I see no reason why these returns should not continue to increase.

(SLIDE)

DIRECTV Dish Network Cable(2) Avg. Ent.Value/Sub Debt/Sub Legend Multi-Channel Comparison(1) ~$1,500 ~$2,250 ~$3,250 $700 $750 $4,400 Invested Capital(3) Per Subscriber: ~$300 ~$850 ~$1,800 (1) Source: Company 10K's and S-4's (2) Average of AT&T Broadband, Comcast, Cox, Charter, Cablevision, Mediacom and Insight Communications (3) Equity plus Debt plus deferred tax liabilities 15243CFIR_LehmanPrez_25

•	While I’m very proud of the operational progress we’ve already made, it’s also clear to me that we have a long way to go in order to further unlock the tremendous potential value in DIRECTV.

•	Despite superior comparisons to the cable industry in key metrics including subscriber growth, churn, ARPU, and EBITDA growth as well as a balance sheet that shows significantly less debt and invested capital than the average cable operator, the implied per subscriber enterprise value of DIRECTV today is still half that of cable.

•	This valuation gap is one that this management team is determined to close.

(SLIDE)

Investment Highlights Streamlined Operations to Significantly Improve Cost Structure Renewed Subscriber Growth and Improving Financial Returns at DIRECTV U.S. Met or Exceeded Financial Commitments for Three Consecutive Quarters Merger with EchoStar Creates Significant Benefits for Both Shareholders and Consumers Improving Operational Results Across All Businesses 15243CFIR_LehmanPrez_26

•	In closing, I’d like to recap why we believe HUGHES is a terrific investment opportunity.

>	We’ve streamlined operations at all of our businesses, and in the process, ripped hundreds of millions of dollars out of our cost structure, which has improved our competitive position across the board. These actions are producing tangible results, with improving operations at all of our businesses.

>	We’re also seeing renewed subscriber growth at DIRECTV in the United States with steadily improving financial returns on our new customers.

>	As a management team, we’ve come a long way towards improving our credibility by meeting or exceeding our financial commitments for three consecutive quarters.

>	Finally, in addition to all the operational improvements we’ve made, the announced merger with EchoStar will create powerful synergies which will enable us to be a much more formidable competitor to cable and provide huge benefits to customers and shareholders, alike.

(SLIDE)

•	That concludes my prepared remarks. Now, I’ll open it up for questions and answers.